

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.351 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



December 12, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Negotiation on Share Purchasing of Thai Shell Exploration and Production Company Limited and Transfer of Petroleum Onshore Concession No. L22/43

Reference is made to the concession Block S1 which includes the Sirikit oil field, the largest onshore oil filed in Thailand, in which PTT Exploration and Production Public Company Limited (PTTEP) is a joint venture partner with 25% participation interest. Thai Shell Exploration and Production Company Limited (Thai Shell) is the Operator with 75% participation interest in Block S1 and is also the sole concessionaire of Block B6/27 which is located in the Gulf of Thailand. In addition, PTTEP is a joint venture partner with 35% participation interest in petroleum onshore concession Block L22/43 which is under exploration phase. Thai Shell Company Limited is the Operator with 65% participation interest.

PTTEP wishes to inform that the Company is in the process of negotiation to acquire all of Thai Shell's shares and the transfer of petroleum onshore concession Block L22/43 from Thai Shell Company Limited. The Company is expected to reach a conclusion in the near future and will advise the Stock Exchange of Thailand as soon as possible.

Yours sincerely,

Somkiet Janmaha
Vice President E&P Investment Division
Acting President

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
Finance Department
Tel. 0-2537-4512, 0-2537-4611

PTTEP No. 1.810/ L346/ 2003

December 4 , 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2004 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to inform you that PTTEP's 2004 Holiday Calendar is as follows:

Thursday	1	January	New Year's Day
Friday	2	January	Substitution for New Year's Eve 2003
Friday	5	March	Makha Bucha Day
Tuesday	6	April	Chakri Memorial Day
Tuesday	13	April	Songkran Festival Day
Wednesday	14	April	Songkran Festival Day
Thursday	15	April	Songkran Festival Day
Monday	3	May	Substitution for National Labor Day
Wednesday	5	May	Coronation Day
Wednesday	2	June	Visakha Bucha Day
Monday	2	August	Substitution for Asalha Bucha Day
Tuesday	3	August*	Substitution for Buddhist Lent Day
Thursday	12	August	H.M. The Queen's Birthday
Monday	25	October	Substitution for Chulalongkorn Day
Monday	6	December	Substitution for H.M. The King's Birthday
Friday	10	December	Constitution Day
Friday	31	December	New Year's Eve

Yours sincerely,

Chatchawal Eimsiri
Vice President, Finance and Accounting
Acting President

*Note: * PTTEP's holiday which is different from the Stock Exchange of Thailand's.*